PE 5/7/2014

Act: 1934
Section: 15(d)
Rule: 12h-6
Date Of Availability: May 7, 2014

Securities Exchange Act of 1934
Rule 12h-6

May 7, 2014

NO ACT

Response of the Office of International Corporate Finance
Division of Corporation Finance

Received SEC

MAY 07 2014

Washington, DC 20549

14008124

Re: Sundance Energy Australia Limited
Incoming letter dated May 7, 2014

Based on the facts presented, the Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

The Division will not recommend to the Commission that it object to the filing by the Company of a Form 15F in reliance on Exchange Act Rule 12h-6 to terminate its reporting obligations under Section 15(d) of the Exchange Act, notwithstanding the fact that the Company has not been a reporting company for a period of 12 months and has not filed at least one annual report. In reaching this position, we particularly note that:

- no securities were sold or issued under the Registration Statements, and the Company has withdrawn the Registration Statements pursuant to Rule 477 under the Securities Act;

- Nasdaq has withdrawn its certification of approval to the listing of the ADSs; and

- prior to the effective date of the Registration Statements, the Company was exempt from registration under Section 12(g) of the Exchange Act pursuant to Exchange Act Rule 12g3-2(a), and currently continues to have fewer than 300 U.S. resident holders as required by Rule 12g3-2(a).

These positions are based on the representations made to the Division in your letter. Different facts or conditions might require different conclusions.

Sincerely,

Elliot Staffin
Special Counsel

BAKER & MCKENZIE

Baker & McKenzie LLP

Bank of America Center
700 Louisiana, Suite 3000
Houston, TX 77002
United States

Tel: +1 713 427 5000
Fax: +1 713 427 5099
www.bakermckenzie.com

Securities Exchange Act of 1934
Section 15(d) and Rule 12h-6

May 7, 2014

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention: Paul Dudek, Chief
Elliot B. Staffin, Special Counsel

RE: Sundance Energy Australia Limited (Commission File No. 333-192953 and 001-36302)

Dear Messrs. Dudek and Staffin:

On behalf of our client, Sundance Energy Australia Limited, an Australian corporation (the "Company"), we are requesting, subject to the conditions and based on the facts and circumstances set forth below, that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that the Company may rely on Rule 12h-6 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to terminate its duty to file reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, notwithstanding the fact that the Company has not been a reporting company for a period of 12 months and has not filed at least one annual report, as set forth in Rule 12h-6(a)(1). Further, the Company requests that the Staff confirm that it will not recommend to the Commission that the Commission object to the filing by the Company of a Form 15F in reliance on Rule 12h-6 on or before May 15, 2014,[1] the due date for the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013, thereby alleviating the obligation of the Company to file such annual report and terminating any continuing duty to file reports required by Section 15(d) of the Exchange Act. Alternatively, the Company requests an exemption from the requirement to file reports under Section 15(d) pursuant to Section 12(h) of the Exchange Act.

---

[1] On May 1, 2014, the Company filed a Form 12b-25 with respect to its Annual Report on Form 20-F.

I. Background

The Company was formed under the laws of Australia in December 2004 to pursue global oil and gas investment opportunities. In April 2005, the Company completed the initial public offering of its ordinary shares in Australia and listing of those shares on the Australian Stock Exchange ("ASX"). As part of its strategy to develop its U.S.-based oil and gas assets, on December 19, 2013 the Company filed with the Commission a registration statement on Form F-1 in connection with the initial public offering of its ordinary shares in the United States, as most recently amended on February 20, 2014 (Commission File No. 333-192953) (the "Form F-1"), under the Securities Act of 1933, as amended (the "Securities Act"), in which the Company proposed to offer up to 178,250,000 ordinary shares of the Company to be represented by American Depositary Shares (the "ADSs"). On December 23, 2013, the Company filed a registration statement on Form F-6, as most recently amended on February 3, 2014 (Commission File No. 333-193044) (the "Form F-6"), to register the ADSs under the Securities Act. In addition, on February 5, 2014, the Company filed a registration statement on Form 8-A (File No. 001-36302) (the "Form 8-A" and, collectively with the Form F-1 and Form F-6, the "Registration Statements") to register the ordinary shares underlying the ADSs under Section 12(b) of the Exchange Act. Thereafter, the NASDAQ Stock Market LLC ("NASDAQ") certified to the Commission that the ADSs had been approved for listing on the NASDAQ Stock Market upon official notice of issuance of the ADSs.

The Form F-1 and Form F-6 were declared effective on February 20, 2014. However, due to market conditions, the Company did not proceed with its initial public offering in the United States. No securities were sold or issued pursuant to the Form F-1 or Form F-6 and the Company has not taken any further action with respect to recommencing the offering and has no current plans to do so. On April 18, 2014, the Company filed a letter with the Commission requesting withdrawal of the Registration Statements pursuant to Rule 477 under the Securities Act. On April 21, 2014, the Staff notified this firm, on behalf of the Company, that the Commission had no objections to the withdrawal request and that, accordingly, the request was deemed granted as of the filing date. NASDAQ also filed a withdrawal of its certification of approval to the listing of the ADSs on April 22, 2014 and, as a result, we understand that the Company has no further reporting obligations under Section 12(b) of the Exchange Act. In addition, prior to the effective date of the Form F-1 and Form F-6, the Company was exempt from registration under Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(a) of the Exchange Act and, following the termination of its Section 15(d) reporting obligations, the Company will continue to be exempt from registration under Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(a).[2]

Notwithstanding the withdrawal of the Registration Statements, the Company continues to have Exchange Act reporting obligations under Section 15(d) of the Exchange Act as a result of the Form F-1 being declared effective.[3] The Company has filed all required reports under Section 13(a) of the Exchange Act since the date the Form F-1 and Form F-6 were declared effective.

As of April 22, 2014, the Company had an aggregate of 547,384,195 ordinary shares issued and outstanding held by approximately 4,685 shareholders of record, of which approximately 34 are residents of the United States. To date, none of the Company' securities, including its ordinary shares, have been sold or issued in the United States in a registered offering under the Securities Act, and there is currently no established public trading market for the Company's ordinary shares in the United States.[4] The Company qualifies as a "foreign private issuer" as defined in Rule 405 of the Securities Act and Rule 3b-4 of the Exchange Act.

II. Discussion

The Company intends to file a Form 15F on or before May 15, 2014, the date upon which the Company's Annual Report on Form 20-F will be due, to terminate its reporting obligations under Section 15(d) of the Exchange Act in reliance on Rule 12h-6. Rule 12h-6 of the Exchange Act allows a foreign private issuer to suspend its reporting obligations under Section 15(d) upon the filing of a Form 15F that certifies as to certain facts as specified under Rule 12h-6(a)(1)-(4) (and, following 90 days after the filing, to terminate such obligations). Specifically, in filing the Form 15F, the Company will certify that: (i) per subsection (a)(2), the Company's securities have not been sold in the United States in a registered offering under the Securities Act during the 12 months preceding the filing of the Form 15F; (ii) per subsection (a)(3), the Company has maintained a listing of its ordinary shares for at least 12 months preceding the filing of the Form 15F on the ASX, the primary trading market for the Company's ordinary shares; and (iii) per subsection (a)(4)(ii)(B), the Company's ordinary shares are held of record by less than 300 persons resident in the United States (as calculated pursuant to Rule 12h-6(e)). However, the Company would not be able to certify that, per subsection

[2] Pursuant to Rule 12g3-2(d) of the Exchange Act, depositary shares registered on Form F-6 are exempt from Section 12(g) of the Exchange Act.

[3] Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Pursuant to Rule 15d-3 of the Exchange Act, there is no duty to file reports under Section 15(d) of the Exchange Act with respect to the ADSs registered on Form F-6.

[4] The only trading of the Company's ordinary shares in the United States occurs on the OTC Pink market operated by OTC Markets Group.

(a)(1), it has had reporting obligations under Section 13(a) or 15(d) of the Exchange Act for at least 12 months preceding the filing of the Form 15F, has filed or furnished all reports required for this period and has filed at least one annual report pursuant to Section 13(a) of the Exchange Act.

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-6(a) thereunder should not be interpreted in a manner that would prevent the Company from being able to file a Form 15F to terminate its reporting obligations under Section 15(d) merely because it has not had reporting obligations under Section 13(a) or 15(d) of the Exchange Act for at least 12 months preceding the filing of the Form 15F and has not filed at least one annual report pursuant to Section 13(a) of the Exchange Act.

- *Rule 12h-6's purpose of providing current information to purchasers would not be undermined by granting the Company relief.* In the initial proposing release to Rule 12h-6, the Commission stated that the reason for the prior 12-month reporting condition is that "[w]ithout this condition, a foreign private issuer could promote U.S. investor interest in its equity securities by listing on a U.S. stock market and registering a class of securities under section 12(b) or section 12(g), and then shortly thereafter terminate its registration without even filing one Exchange Act Report. Once a foreign private issuer has elected to list equity securities or otherwise sell equity securities publicly to investors in U.S. securities markets, we believe that the issuer should have to provide Exchange Act reports for a reasonable period of time to enable investors to discern trends about and to otherwise evaluate their investment in the issuer." SEC Release No. 34-53020; International Series Release No. 1295; File No. S7-12-05 (December 23, 2005) (the "Proposing Release").

  The Commission further stated in the final release to Rule 12h-6 that "[t]he purpose of the prior Exchange Act reporting condition is to provide investors in U.S. securities markets with a minimum period of time to make investment decisions regarding a foreign private issuer's securities based on the information provided in an Exchange Act annual report and the interim home country materials furnished in English under cover of Form 6-K." See SEC Release No. 34-20263; International Series Release No. 1301; File No. S7-12-05 (June 4, 2007) (the "Final Release"). In the Final Release, the Commission also stated that, "[f]rom a practical point of view, the 12-month prior reporting requirement should not be problematic since, based on current experience, most foreign companies that register securities with the Commission, including solely under Exchange Act section 12(g), stay in the U.S. market for at least a year and file at least one Exchange Act annual report."

  Neither the Proposing Release nor the Final Release addressed the scenario of an abandoned initial public offering where a foreign private issuer, such as the

Company, does not otherwise have a class of securities registered under the Securities Act or Exchange Act. In addition, reporting by the Company for the 12-month period required prior to filing a Form 15F would not serve the purposes discussed in these releases and would not provide any material benefit to holders of the Company's ordinary shares because no securities were sold or issued pursuant to the Form F-1 or Form F-6. Moreover, the Company only has approximately 34 U.S. shareholders of record, none of which purchased the Company's ordinary shares in a registered public offering in the U.S.

- *Prior no-action relief granted with respect to Rule 12h-3.* In an analogous context, we note the established line of no-action letters under Rule 12h-3, which have granted no-action relief to an issuer that desires to suspend its reporting obligations under Section 15(d) under circumstances where the issuer has abandoned its initial public offering, notwithstanding the fact that the issuer did not comply with the condition that Rule 12h-3 is not available during the same year in which a registration statement has been declared effective. See, *e.g.*, *Gateway Pacific Bancorp* (August 7, 2009); *Liberty Lane Acquisition Corp.* (July 28, 2008); *Wintegra, Inc.* (Aug. 11, 2006); *Chevron Corp.* (Oct. 25, 2005); *ATX Group, Inc.* (Oct. 15, 2004); *Engenio Information Technologies, Inc.* (Sept. 13, 2004); *NOMOS Corporation* (Nov. 12, 2002; *Medco Health Solutions, Inc.* (Aug. 13, 2002); *NeoGenesis Pharmaceuticals, Inc.* (Apr. 1, 2002); *OMP, Inc.* (Apr. 2, 2001); *Enfinity Corporation* (Nov. 30, 1998); and *Coral Systems, Inc.* (Mar. 31, 1997).

In line with these no-action letters, in the Division of Corporation Finance's Staff Legal Bulletin No. 18 dated March 15, 2010 the Commission stated that there are two situations in which the Commission has granted no-action relief under Rule 12h-3, the first of which is an abandoned public offering. As stated in Staff Legal Bulletin No. 18, in an abandoned initial public offering an issuer with no Exchange Act reporting obligations has a Securities Act registration statement become effective, however does not sell any securities pursuant to that registration statement. The issuer files an application to withdraw the registration statement pursuant to Securities Act Rule 477, and the Staff consents to the withdrawal. As further described in Staff Legal Bulletin No. 18, the Staff recognized that continued Exchange Act reporting in the context of an abandoned initial public offering would not serve the purposes underlying Section 15(d) because there are either no public shareholder or no longer any public shareholders of the class of securities for which there is a Section 15(d) reporting obligation, thereby making the benefits of periodic reporting not commensurate with the burdens imposed. See also Exchange Act Release No. 20263 (October 5, 1983). In order to avail itself of the reporting suspension provided by Rule 12h-3 without Commission no-action relief, the following conditions must be met: (i) the issuer must not have a class of securities registered under Section 12 of the Exchange Act; (ii) the issuer must comply with the other requirements of Rule 12h-3; (iii) the issuer must deregister any unsold securities from Securities Act registration statements and withdraw any registration statements if there were no sales; and (iv) the issuer must not otherwise file Exchange Act reports during the time period in which it seeks to avail itself of the suspension provided by Rule 12h-3.

We believe the policy rationale behind the precedent Rule 12h-3 no-action letters and Staff Bulletin No. 18, where no-action relief was granted in the context of an abandoned initial public offering, should likewise be applicable to an abandoned initial public offering by a foreign private issuer that desires to terminate its Section 15(d) reporting obligations pursuant to Rule 12h-6 where the foreign private issuer has satisfied the conditions set forth in Rule 12h-6, except for the reporting condition set forth in Rule 12h-6(a)(1).

- *Benefits of continued reporting do not outweigh the burdens of making such filings.* The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. The burden of imposing Exchange Act reporting obligations on the Company would be substantial. As previously stated, the Company's initial public offering was not consummated, it does not have a class of securities registered under Section 12 of the Exchange Act, it will comply with the other requirements of Rule 12h-6, the Registration Statements have each been withdrawn and no sales made thereunder and, following the filing of the Form 15F, the Company will not file any further Exchange Act reports. As a result, Exchange Act reporting by the Company would not serve the purposes underlying Section 15(d) because the Company has no public shareholders of the class of securities for which there is a Section 15(d) reporting obligation, thereby making the benefits of periodic reporting not commensurate with the burdens imposed.

III. Conclusion

For the reasons discussed above, we respectfully request, on behalf of the Company, that the Staff issue a no-action letter advising the Company that the Staff concurs with the Company's view that the Company may rely on Rule 12h-6 under the Exchange Act to terminate its duty to file reports required by Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder, notwithstanding the fact that the Company has not been a reporting company for a period of 12 months and has not filed at least one annual report, as set forth in Rule 12h-6(a)(1). Further, the Company requests that the Staff confirm that it will not recommend to the Commission that the Commission object to the filing by the Company of a Form 15F in reliance on Rule 12h-6 on or before May 15, 2014, the due date for the Company's Annual Report on

Form 20-F for the fiscal year ended December 31, 2013, thereby alleviating the obligation of the Company to file such annual report and terminating any continuing duty to file reports required by Section 15(d) of the Exchange Act. Alternatively, the Company requests an exemption from the requirement to file reports under Section 15(d) pursuant to Section 12(h) of the Exchange Act.

If the Staff contemplates issuing a response that differs from the Company's views set forth above, we respectfully request the opportunity for a conference to discuss our views further. If you require additional information or would like to discuss any of the foregoing matters, please call the undersigned at (713) 427-5078.

Very truly yours,

William D. Davis II

cc: Cathy L. Anderson, Sundance Energy Australia Limited